Buenos Aires, June 12th, 2019

COMISIÓN NACIONAL DE VALORES

BOLSAS Y MERCADOS ARGENTINOS S.A.

Ref.:    Relevant Event. Adjournment of the acquisition of own shares plan.

Dear Sirs,

We are addressing to you in accordance with article 2, Chapter I, Title XII of the National Securities Commission (“Comisión Nacional de Valores” or “CNV”) Regulations (AR 2013) and with regard to the acquisition of own shares plan approved by Pampa Energía S.A. (“Pampa” or the “Company”) on March 27th, 2019 (the “Share Repurchase Program”).

In that respect we inform that, on the date hereof, the Company´s Board of Directors decided to hold the Share Repurchase Program in light of the higher price quoted for the ordinary shares and American Depositary Shares (“ADS”) compared to the maximum price established by the Board as a limit to repurchase. In the event that the conditions previously approved in the Share Repurchase Program come back into force, the Program will be effecter-enacted, all of which will be duly informed.

Sincerely yours,

________________________________

Victoria Hitce

Head of Market Relations